UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                  Corporate Property Associates 12 Incorporated
                  ---------------------------------------------
                            (Name of Subject Company)

                  Corporate Property Associates 12 Incorporated
                  ---------------------------------------------
                       (Names of Persons Filing Statement)

                     Common Stock, $.001 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    22002B107
                                    ---------
                      (CUSIP Number of Class of Securities)

      Susan C. Hyde, Secretary, Carey Institutional Properties Incorporated
                 50 Rockefeller Plaza, New York, New York 10020
                            Telephone: (800) WP CAREY
                            -------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)


     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Corporate Property Associates 12 Incorporated (the "Company"), 50 Rockefeller Plaza, New York, New York 10020. Telephone number: (800) WP CAREY.

(b) Common Stock, par value $.001 per share (the "Common Stock"). As of September 17, 2004, the total number of outstanding Common Stock of the Company is 30,452,578.0229 shares.


Item 2. Identity and Background of Filing Person.

(a) The filing person is the Company. See response to Item 1(a).

(d) The tender offer is being made by Madison Liquidity Investors 112, LLC (the "Offeror") for up to 4% of the Company's outstanding shares of Common Stock. The address of the Offeror is believed to be 6310 Lamar Avenue, Ste. 120, Overland Park, KS 66202; telephone number 800-896-8913. To the knowledge of the Company, the Offeror has not filed a Form TO with the Securities and Exchange Commission.


Item 3. Past Contacts, Transactions, Negotiations and Agreements.

None.


Item 4. The Solicitation or Recommendation.

(a) The required information is set forth in the first two paragraphs (including the bullet points) of the notice to shareholders attached hereto as Exhibit 1 and incorporated by reference hereby.

(b) The required information is set forth in the bullet points in the first paragraph and in the second paragraph of the notice to shareholders attached hereto as Exhibit 1 and incorporated by reference hereby.

(c) To the knowledge of the Company after due inquiry, none of the Company or its executive officers, directors, affiliates or subsidiaries intends to tender, sell or hold any Common Stock that is held of record or beneficially owned by such persons.


Item 5. Person/Assets, Retained, Employed, Compensated or Used.

None.


Item 6. Interest in Securities of the Subject Company.

None.


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


Item 7. Purposes of the Transaction and Plans or Proposals.

None.


Item 8. Additional Information.

None.


Item 9. Exhibits.

Exhibit 1.  Notice to shareholders and financial advisors issued by the Company.



                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               /s/ WM. POLK CAREY
                               ------------------
                                   (Signature)

                      Wm. Polk Carey, Chairman of the Board
                      -------------------------------------
                                (Name and title)

                               September 20, 2004
                               ------------------
                                     (Date)


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